Exhibit 99.1

GRANITE REIT ANNOUNCES C$800 MILLION OFFERING OF

SENIOR UNSECURED DEBENTURES

October 2, 2024, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has priced an offering on October 1, 2024 (the “Offering”) of C$800 million aggregate principal amount of senior unsecured debentures in two series. The Offering includes (i) C$250 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the “October 2029 Debentures”); and (ii) C$550 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (collectively, the “Debentures”). The Debentures will be guaranteed by Granite and Granite REIT Inc. The Offering is expected to close on or about October 4, 2024, subject to the satisfaction of certain customary closing conditions.

The Debentures are being offered on an agency basis by a syndicate of agents co-led by Scotia Capital, TD Securities and BMO Capital Markets. It is a condition of closing that Morningstar DBRS and Moody’s Investor Service, Inc. assign credit ratings of “BBB (high)” with a stable trend or higher, and “Baa2” or higher, respectively, relating to the Debentures.

The Offering is being made on a private placement basis in each of the provinces and territories of Canada. The Debentures will rank equally with all other senior unsecured indebtedness of Granite.

Granite LP intends to use the net proceeds from the Offering to refinance existing debt, including (i) its US$185 million senior unsecured non-revolving term facility, to be repaid upon maturity on December 19, 2024, and (ii) its US$400 million senior unsecured non-revolving term facility, maturing on September 15, 2025 (the “2025 Term Loan”), to be repaid immediately following the closing of the Offering, and for general corporate purposes. Prior to such use, the net proceeds may be initially used, in part or in full, for investments in bank deposits or other cash equivalents, in each case in accordance with Granite’s internal liquidity management policies. The 2025 Term Loan is fully prepayable without penalty.

Through a cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and interest payments related to the October 2029 Debentures for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 3.494% for the five year term of the October 2029 Debentures.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on SEDAR+ which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and the Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

For further information, please contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, the use of the net proceeds of the Offering, the expected final credit ratings for the Debentures, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the expected closing date of the Offering, the use of the net proceeds of the Offering, the expected final credit ratings for the Debentures, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated February 28, 2024 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and six month periods ended June 30, 2024 (“Q2 MD&A”). The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q2 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500